EXHIBIT 99.03

Chunghwa Telecom

September 8, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Aug.	Net sales	18,368,753	19,694,230	(-)1,325,477	(-)6.73%

Jan.-Aug.	Net sales	147,197,198	151,503,437	(-)4,306,239	(-)2.84%

b Trading purpose : None